October 20, 2020

VIA EDGAR

Laura Nicholson, Special Counsel

Lauren Nguyen, Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

RE:	Coronado Global Resources Inc.

Amendment No. 1 to Registration Statement on Form S-3
Filed: September 21, 2020
File No. 333-239730

Ladies and Gentlemen:

Coronado Global Resources Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated October 5, 2020 (the “Comment Letter”), with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-3 (“Amendment No. 1”). We are concurrently filing an amended Registration Statement on Form S-3 (“Amendment No. 2”) that includes changes in response to the Staff’s comments.

For your convenience, the italicized numbered responses set forth below correspond with the comments contained in the Comment Letter. Page references in the text of this response letter correspond to page numbers in Amendment No. 2 unless otherwise noted. Capitalized terms used in this letter but otherwise not defined herein shall have the meaning ascribed to such term in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-3

General

1.	We note your response to prior comment 1, including your revised disclosure that you expect that the prices for your common stock that may be sold under this prospectus will be derived from the trading price of your CDIs on the ASX (as adjusted for the foreign exchange rate and the 10-to-1 ratio of CDIs to shares of common stock), until such time as your common stock begins trading on the New York Stock Exchange. However, this does not appear to be consistent with your disclosure that you intend to apply to list your common stock on the New York Stock Exchange prior to the sale of common stock under this registration statement. Please revise to clarify.

100 BILL BAKER WAY • BECKLEY, WV 25801

PHONE (681) 207-7263 • FAX (681) 207-7251

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 20, 2020

Response: For the reasons set forth below, we respectfully submit to the Staff that the statement that we intend to apply to list our common stock on the New York Stock Exchange prior to a sale of common stock under the prospectus is not inconsistent with our expectation that the prices for our common stock that may be sold under the prospectus will be derived from the trading price of our CDIs on the ASX, until such time our common stock begins trading on the New York Stock Exchange.

Offering of common stock in the United States

We respectfully advise the Staff that we intend to apply to list our common stock on the New York Stock Exchange prior to a sale of such common stock in the United States. We expect that the underwriters or other participants in any initial offering of common stock will engage in price discovery in order to set the price at which such common stock will initially be sold to investors. Because our common stock is currently publicly traded on the ASX in the form of CDIs, we also expect that such price discovery will rely, primarily, on the trading prices of our CDIs on the ASX, as adjusted for the foreign exchange rate and 10-to-1 ratio of CDIs to shares of our common stock. Once our common stock begins trading on the New York Stock Exchange, we expect that subsequent offerings of common stock will be priced, primarily, based on the trading prices of our common stock on the New York Stock Exchange.

Offering of CDIs

We respectfully advise the Staff that, in the event we offer to sell common stock in the form of CDIs under the registration statement to be traded on the ASX, we expect the price for our CDIs that may be sold will be derived from the trading price of our CDIs on the ASX. We have revised the cover page of the prospectus forming a part of Amendment No. 2 to clarify that we expect that the prices of our CDIs sold pursuant thereto will be derived from the trading price of our CDIs on the ASX.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 20, 2020

2.	We note the new disclosure that you are also registering CHESS depositary interests on this registration statement. Please expand your "Description of Capital Stock-CDIs" section, or at another appropriate area, to provide additional disclosure regarding these securities. For guidance, you may consider Item 202(f) of Regulation S-K. As examples, please include additional disclosures related to the conversion of the CDIs to common stock and voting procedures for the benefit of the CDI holders. Additionally, please tell us whether you have identified or entered into an agreement with any depositary for the CDIs. Last, revise your Exhibits Index accordingly and file the applicable documents pertaining to these securities, such as any form of CDI subscription agreement, depositary agreement and any document which describes the governing rules for the CDIs, as exhibits to this registration statement. We may have further comments upon a review of your response.

Response: We acknowledge the Staff’s comment and have revised the disclosure under the section entitled “Description of Capital Stock—CDIs” on pages 8 to 10 of Amendment No. 2 to include additional detail regarding the rights of CDI holders with respect to voting, dividends, rights on liquidation or winding up, among other matters, and a brief summary of certain of the ASX Settlement Operating Rules that affect such rights. In addition, we have filed with Amendment No. 2 a new Exhibit 99.1, containing the relevant portion of the ASX Settlement Operating Rules summarized in the additional disclosure described above, and have revised the exhibit index on page II-4 of Amendment No. 2 accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 20, 2020

In connection with the above responses, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (681) 207-7268.

Sincerely,

/s/ Richard Rose

Richard Rose
Vice President, Chief Legal Officer and Secretary